

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 23, 2011

Via Email
Mr. Steven Wolosky
Olshan Grundman Frome Rosenzweig & Wolosky
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Regis Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 16, 2011 by Starboard Value & Opportunity Master**
> **Fund Ltd., et al.**
> **File No. 1-12725**

We have conducted a limited review of the filing listed above and have the following comments.

PRRN 14A

General

1. Please be mindful of prior comment 1 and continue to update the information included in the proxy statement as of the most reasonable practicable date.

2. We note your response to prior comment 3. As done in your response, please revise to clarify how you are defining "significant" each time reference is made to the participants being "significant" shareholders. Please explain why you believe ownership of 5.1% of shares constitutes significant shareownership. Otherwise, please remove the assertion.

We believe the company should fully explore …, page 7

3. The basis for your assertion that potential acquirers "would be better able to realize the value of the asset" is not apparent. Please revise or advise. Further, provide context to your statement regarding the interest of potential acquirers by specifying whether the participants are aware of any interest expressed by third parties for the non-core assets referenced.

4. Refer to disclosure on pages 8-9. Please supplement the disclosure to further clarify whether the nominees' cost reduction plans include plans to reduce the company's current workforce and if so, by what percentage.

Proposal No. 1, page 10

Election of Directors, page 10

The Nominees, page 10

5. Please provide supplemental support for the statement regarding Mr. Fogarty's involvement with the "successful turnaround" of American Italian Pasta Company.

Proposal No. 2, page 13

6. Revise to specify the recommendation you are making with respect to Proposal No. 2

Quorum; Discretionary Voting, page 16

7. Revise to clarify further that due to the contested nature of the election, none of the matters are considered routine. Accordingly, brokers will not be able to exercise discretionary voting authority with respect to any of the proposals.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

· the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions